Phone:	215-569-5734
Fax:	215-832-5734
Email:	schwartz-g@blankrome.com

May 21, 2013

BY EDGAR

Kimberly A. Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Progressive Return Fund (the “Fund”)
SEC File Numbers: 333-187955 and 811-22066

Dear Ms. Browning:

On behalf of the Fund, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Fund’s registration statement on Form N-2 filed on April 17, 2013 and amended on May 17, 2013 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on the date hereof (the “Effective Date”), or as soon thereafter as practicable.

Our client has selected the Effective Date to provide the Fund sufficient time to commence and conclude the offering during a time period that it believes, based on current market conditions, is advantageous to the Fund.

In connection with the foregoing acceleration request, the Fund hereby acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Kimberly A. Browning
May 21, 2013

•           the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please contact me at (215) 569-5734.

Very truly yours,

/s/ Geoffrey D. Schwartz

Geoffrey D. Schwartz